Exhibit 99.2

Tender Offer Statement

To the attention of the Korean Financial Services Commission

Filed on April 17, 2017

Filed by	Name	KB Financial Group Inc.
	Address	84, Namdaemun-ro, Jung-gu, Seoul, Korea
	Phone Number	+82-2-2073-7114

Agent	Name	KB Securities Co., Ltd.
	Address	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea
	Phone Number	+82-1588-6611

Locations where this Tender Offer Statement and the Tender Offer Circular are publicly available:

A.	Tender Offer Statement

•	Data Analysis, Retrieval and Transfer System of the Financial Services Commission (Financial Supervisory Service): dart.fss.or.kr

•	Korea Investor’s Network For Disclosure System of the Korea Exchange: kind.krx.co.kr

B.	Tender Offer Circular

•	Data Analysis, Retrieval and Transfer System of the Financial Services Commission (Financial Supervisory Service): dart.fss.or.kr

•	Korea Investor’s Network For Disclosure System of the Korea Exchange: kind.krx.co.kr

•	Tender Offer Agent: Head office, branch offices and other places of business of KB Securities Co., Ltd.

<Summary Information>

Offeror	• Name: KB Financial Group Inc. (the “Offeror”) ⬛ Company ☐ Individual ☐ Juridical person or institution that is not a company ☐ Foreigner
• Relation to the Target Company ☐ The Target Company itself ⬛ The largest shareholder or officer of the Target Company ☐ Affiliate of the Target Company ☐ Others (a third party, etc.)

Name of the Target Company	KB Capital Co., Ltd. (the “Target Company”)

Purpose of this tender offer (the “Tender Offer”)

☐ Stabilization of Company Control     ☐ M&A     ☐ Satisfaction of Holding Company Requirement     ⬛ Delisting     ☐ Others

•       Contents: The Offeror, which is the largest shareholder of the Target Company, wishes the Target Company to be its wholly-owned subsidiary. To this end, the Offeror plans on acquiring additional equity interests in the Target Company pursuant to the Tender Offer and then proceeding with a comprehensive stock swap. If the Tender Offer and the comprehensive stock swap proceed as planned, in accordance with the Commercial Code and the Financial Holding Companies Act, the Target Company will be delisted. The Offeror plans to undertake the Tender Offer and acquire additional shares from the shareholders of the Target Company, together with the contemplated stock swap, in order to secure an adequate number of shares for approval of the stock swap at the shareholders’ meeting and in order to provide the shareholders of the Target Company with an opportunity to dispose of their shares at the tender offer price, which is inclusive of a premium compared to the current market price.

Shares Subject to the Tender Offer	Type of Shares	Common shares of KB Capital Co., Ltd. in registered form

	Number of Shares (Shareholding Ratio) to be acquired by Offeror	10,311,498 shares (47.98% of the total issued shares)

	Tender Offer Price	KRW 27,500 per share (the “Tender Offer Price”)

Terms of the Tender Offer	The Offeror will purchase all of the shares tendered, up to all of the equity interests in the Target Company that the Offeror does not hold as of the Filing Date (10,311,498 shares, 47.98% of the total issued shares), irrespective of the number of shares tendered, and will pay the Tender Offer Price in cash.

Tender Offer Period	April 17, 2017 ~ May 12, 2017 (26 days) (Settlement Date: May 19, 2017)

Shares held by Offeror	As of Filing Date	Number of Shares Held	11,180,630 shares
		Shareholding Ratio	52.02% of total issued shares
	Post-Tender Offer (Expected)	Number of Shares to be Held	21,492,128 shares
		Shareholding Ratio	100% of total issued shares

Tender Offer Agent		KB Securities Co., Ltd.

Note) The number of shares held and the shareholding ratio are calculated based on the total number of issued shares. As of the Filing Date, the Target Company has no securities issued (other than common shares) that may be convertible or exchangeable into common shares, such as those granted with stock options or preemptive rights.

I. Information About Offeror and Its Specially-Related Persons

1.	Information About Offeror and Its Specially-Related Persons

A.	Offeror

(1)	Legal and Commercial Name of Offeror

KB Financial Group Inc.

(2)	Date of Incorporation and Duration of Existence

The Offeror was incorporated on September 29, 2008 through a comprehensive stock transfer of Kookmin Bank, KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd. (formerly known as KB Venture Investment Co., Ltd.), KB Credit Information Co., Ltd., KB Data System Co., Ltd., KB Asset Management Co., Ltd., KB Futures Co., Ltd., and KB Investment & Securities, and was listed on the Korea Exchange on, and has been publicly traded since, October 10, 2008.

(3)	Address, Phone Number and Homepage of Head Office:

•	Address: 84, Namdaemun-ro, Jung-gu, Seoul, Korea

•	Phone Number: +82-2-2073-7114

•	Homepage: www.kbfg.com

(4)	Legal Basis for Business Operation

The Offeror is conducting its business pursuant to the Financial Holding Companies Act.

(5)	Major Business

The Offeror is a holding company established in September 2008 and is a true holding company having as its primary business objective the control of subsidiaries engaged in or closely related to the financial business through the ownership of shares.

The businesses conducted by the Offeror’s consolidated subsidiaries (as determined pursuant to K-IFRS which was adopted in 2011) are the banking business (Kookmin Bank), credit card business (KB Kookmin Card Co., Ltd.), financial investment business (KB Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd.), insurance business (KB Insurance Co., Ltd., KB Life Insurance Co., Ltd.) and others (KB Capital Co., Ltd., KB Savings Bank Co., Ltd., KB Credit Information Co., Ltd., KB Data System Co., Ltd.).

In addition, certain affiliates hold special purpose companies for the acquisition, administration, management and disposition of securitization assets, including loans, as well as investment associations and private equity funds for the generation of investment returns.

For further details on this Section, please refer to the “II. Information About the Business” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the Financial Services Commission (“FSC”) (Financial Supervisory Service (“FSS”)) (dart.fss.or.kr) on March 31, 2017.

(6)	Overview of Consolidated Subsidiaries

For information on this Section, please refer to the “I. Information About the Company, 1. Information About the Company, ga. Overview of Consolidated Subsidiaries” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

(7)	Information About Affiliates

As of the Filing Date, the number of companies which comprise the corporate group of the Offeror is 36 (the holding company, 12 first-tier subsidiaries and 23 second-tier subsidiaries).

For further details on this Section, please refer to the “IX. Information About the Affiliated Companies” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

B.	History of Offeror

(1)	History of Significant Activities

The significant activities of the Offeror for the past 3 years are as follows. For further details on this Section, please refer to the “I. Information About the Company, 2. Company History” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

•	January 13, 2014: KB Savings Bank Co., Ltd. and Yehansoul Mutual Savings Bank merged.

•	March 20, 2014: KB Capital Co., Ltd. was integrated as a subsidiary.

•	July 2, 2014: Korea GCC Global Cooperation Private Equity Fund was integrated as a second-tier subsidiary.

•	June 24, 2015: KB Insurance Co., Ltd. was integrated as a non-consolidated subsidiary.

•	November 23, 2015: additional equity of KB Insurance Co., Ltd. acquired (shareholding ratio changed from 19.47% to 33.29%).

•	May 31, 2016: Hyundai Securities Co., Ltd. was integrated as a non-consolidated subsidiary.

•	June 21, 2016: LIG Investment & Securities Co., Ltd., a second-tier subsidiary, was sold.

•	June 28, 2016: treasury shares of Hyundai Securities Co., Ltd. acquired (shareholding ratio changed from 22.56% to 29.62%).

•	September 9, 2016: The National Pension Service (“NPS”) liquidated the KBIC Private Equity Fund No. 3.

•	November 29, 2016: KB Golden Life Care Co., Ltd. was incorporated as a second-tier subsidiary.

•	December 22, 2016: KB No. 3 Special Purpose Acquisition Company was incorporated as a second-tier subsidiary.

•	December 30, 2016: As a result of a capital increase, the shareholding ratio in KB Insurance Co., Ltd. changed (33.29%g39.81%).

•	December 30, 2016: Hyundai Securities Co., Ltd. and KB Investment & Securities Co., Ltd. merged.

(2)	Address of Head Office

•	84, Namdaemun-ro, Jung-gu, Seoul, Korea

(3)	Significant Changes in Management

(As of the Filing Date)
Position	Name	Date of Appointment	Date of Resignation	Remark
Chairman & CEO	Young-ki Hwang	September 29, 2008	September 29, 2009	Resigned
Vice-Chairman & CEO	Jeong-won Kang	September 29, 2009	July 13, 2010	Resigned
Chairman & CEO	Yoon-dae Euh	July 13, 2010	July 12, 2013	Resigned
Chairman & CEO	Young-rok Lim	July 13, 2013	September 17, 2014	Dismissed
Chairman & CEO	Jong Kyoo Yoon	November 21, 2014	-	Newly appointed

Note) On September 30, 2014, a court ruling appointed Vice President Woong-Won Yoon as interim CEO. This ruling took effect on October 1, 2014.

(4)	Changes in Largest Shareholder

			(Unit: Share, %)
Date of Change	Name of the Largest Shareholder	Number of Shares Held	Shareholding Ratio	Remark
December 31, 2011	NPS	26,510,171	6.86	As of the closing of the shareholder register
March 14, 2012	NPS	27,894,880	7.22	Based on the equity ownership disclosure by the NPS
August 1, 2012	NPS	31,817,770	8.24	Based on the equity ownership disclosure by the NPS
December 31, 2012	NPS	33,158,257	8.58	As of the closing of the shareholder register
June 12, 2013	NPS	34,479,641	8.92	As of the closing of the shareholder register
July 23, 2013	NPS	35,699,841	9.24	Based on the equity ownership disclosure by the NPS
December 31, 2013	NPS	38,476,974	9.96	As of the closing of the shareholder register
October 14, 2014.	NPS	36,750,987	9.51	As of the closing of the shareholder register

Date of Change	Name of the Largest Shareholder	Number of Shares Held	Shareholding Ratio	Remark
December 31, 2014	NPS	36,383,211	9.42	As of the closing of the shareholder register
December 31, 2015	NPS	35,534,667	9.20	As of the closing of the shareholder register
August 12, 2016	NPS	36,826,207	9.53	As of the closing of the shareholder register
December 31, 2016	NPS	41,190,896	9.85	As of the closing of the shareholder register

Note) The shareholding ratio prior to October 19, 2016 was calculated based on a total number of issued shares of 386,351,693 and the shareholding ratio after such date was calculated based on a total number of issued shares of 418,111,537.

(5)	Change of Corporate Name:

Not applicable.

(6) Mergers and Other Corporate Reorganizations

On March 20, 2014, the Offeror acquired Woori Financial Co., Ltd., which as a result became a consolidated subsidiary of the Offeror, in order to diversify its revenue structure in retail finance and to reinforce its non-banking businesses. On the same date, Woori Financial Co., Ltd. changed its name to KB Capital Co., Ltd..

For further details on this Section, please refer to the “I. Information About the Company, 2. Company History, ra. Mergers and Other Corporate Reorganizations” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

C.	Share Capital and Number of Issued Shares

(1)	Share Capital and Par Value

•	Share capital: KRW 2,090,557,685,000

•	Par value: KRW 5,000 (nominal value)

(2)	Total Number of Issued Shares

(As of the Filing Date)			(Unit: Shares)
Classification	Type of Shares			Remarks
	Common	Preferred	Total
I. Total Number of Authorized Shares	1,000,000,000	—	1,000,000,000	According to the Articles of Incorporation

II. Total Number of Shares Issued to Date	418,111,537	—	418,111,537	—

III. Total Number of Shares Reduced to Date	—	—	—	—

1. Capital Reduction	—	—	—	—
2. Share Retirement	—	—	—	—
3. Redemption of Redeemable Shares	—	—	—	—
4. Others	—	—	—	—

IV. Total Number of Issued Shares (II-III)	418,111,537	—	418,111,537	—

V. Number of Treasury Shares	21,546,313	—	21,546,313	—
VI. Number of Outstanding Shares (IV-V)	396,565,224	—	396,565,224	—

Note) The Offeror, at a meeting of the board of directors (“BOD”) on April 14, 2017, decided to engage in a comprehensive stock swap to make the Target Company a wholly-owned subsidiary of the Offeror. Set forth below are details regarding the above stock swap:

•	Ratio of stock swap: 1: 0.5201639

*	0.5201639 registered common shares of KB Financial Group Inc. will be allocated per one registered common share of KB Capital Co., Ltd.

•	Date of stock swap: July 3, 2017

•	After the stock swap on July 3, 2017, there may be changes in the Offeror’s number of issued shares and share capital.

•	For further details on the aforementioned comprehensive stock swap, please refer to the Offeror’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (www.sec.gov) on April 14, 2017.

Also, for further information necessary for making an investment decision, including information regarding the risks of investment, please refer to the Offeror’s Form CB, which will be furnished to the U.S. Securities and Exchange Commission (www.sec.gov) at a later date.

D. Current Status of Executive Officers

As of March 31, 2017, the status of registered officers is as follows.

From December 31, 2016 to March 31, 2017, there has been no change in the Target Company’s registered officers other than those provided below. For the status of non-registered officers, please refer to the “VIII. Information About Officers and Employees, 1. Current Status of Officers and Employees, (1) Current Status of Officers” section of the Target Company’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

(As of March 31, 2017)	(Unit: Shares)

		Month		Registered				Number of Shares Owned		Term in Office	End of Term
Name	Gender	of Birth	Position	Officer	Standing	Responsibility	Work Experience	Common	Preferred
Ji-Woo Park	Male	January 1957	Representative Director	Yes	Yes	CEO	General Manager, Investment Trust Product Division, Kookmin Bank Executive Vice President, Online Channel Division, Kookmin Bank Executive Vice President, Credit Card Business Group, Kookmin Bank Executive Vice President, KB Kookmin Card Executive Vice President, Customer Satisfaction Division, Kookmin Bank Senior Executive Vice President (Acting President), Kookmin Bank	—	—	March 26, 2015-Present	Annual General Shareholders’ Meeting for FY2017

		Month		Registered				Number of Shares Owned		Term in Office	End of Term
Name	Gender	of Birth	Position	Officer	Standing	Responsibility	Work Experience	Common	Preferred
Jae-Jeong Yu	Male	May 1952	Executive Director	Yes	Yes	Audit Committee Member	Head, Planning Division and Audit Team, Cheil Citi Lease Managing Director, Sales Department 2, Cheil Citi Lease Executive Vice President, Sales Department, Citi Capital Representative Director, Hyosung Capital Representative Director, KT Capital and KT Rental Representative Director, Han Kook Capital	50,960	—	March 26, 2015-Present	Annual General Shareholders’ Meeting for FY2017
Yong-Soo Seok	Male	January 1955	Outside Director	Yes	No	Outside Director	Branch Manager, Yangpyeongdong/West Yeoido Branch, Kookmin Bank Executive Vice President, West Daegu Division, Kookmin Bank Executive Vice President, Central Region Division, Kookmin Bank Senior Executive Vice President, HR Group, Kookmin Bank	—	—	March 24, 2016-Present	Annual General Shareholders’ Meeting for FY2017

		Month		Registered				Number of Shares Owned		Term in Office	End of Term
Name	Gender	of Birth	Position	Officer	Standing	Responsibility	Work Experience	Common	Preferred
Young-Wook Kim	Male	March 1958	Outside Director	Yes	No	Outside Director	Journalist, Joongang Daily Deputy Head, Joongang Daily Research Institute Deputy Editor, Joongang Daily (current) Advisor, Korea Institute of Finance	—	—	March 23, 2017-Present	Annual General Shareholders’ Meeting for FY2017
Hyuk-Joon Noh	Male	September 1970	Outside Director	Yes	No	Outside Director	Judge, Seoul Southern District Court Attorney, Yulchon LLC Assistant Professor, College of Law, Dankook University (current) Professor, College of Law, Seoul National University	—	—	March 23, 2017-Present	Annual General Shareholders’ Meeting for FY2017

		Month		Registered				Number of Shares Owned		Term in Office	End of Term
Name	Gender	of Birth	Position	Officer	Standing	Responsibility	Work Experience	Common	Preferred
Sung-Soo Yoon	Male	November 1962	Outside Director	Yes	No	Outside Director	Samil PricewaterhouseCoopers Shinhan Accounting Corporation Assistant Professor, UCLA (current) Professor, Business Administration, Korea University	—	—	March 23, 2017-Present	Annual General Shareholders’ Meeting for FY2017

		Month		Registered				Number of Shares Owned		Term in Office	End of Term
Name	Gender	of Birth	Position	Officer	Standing	Responsibility	Work Experience	Common	Preferred
Seung-Hyup Shin	Male	April 1970	Non-standing Director	Yes	No	Non-standing Director	Manager, Foreign Exchange Business Department, Kookmin Bank Manager, Sungsoo-dong CIB Branch, Kookmin Bank Team Head, Financial Planning Department, KB Financial Group (current) Head of Financial Management Unit, KB Financial Group	—	—	March 23, 2017-Present	Annual General Shareholders’ Meeting for FY2017

E. Shareholding Status of the Largest Shareholder and Specially-Related Persons

(As of the Filing Date)			(Unit: Shares, %)
Name	Relationship with the Largest Shareholder	Type of Shares	Number of Shares and Shareholding Ratio		Remarks
			Number of Shares	Shareholding Ratio
NPS	The largest shareholder	Common	0	0.00	—
NPS National Pension Fund	Specially-related person	Common	41,190,896	9.85	—
Total		Common	41,190,896	9.85	—

		Others	0	0.00	—

Note) All of the above shares are common shares with voting rights.

F. Specially-Related Persons of Offeror

As of the Filing Date, the largest shareholder of the Offeror is NPS, which holds 9.85% of the total issued common shares of the Offeror. NPS was established on September 18, 1987 pursuant to Article 24 of the National Pension Act, to promote stability and welfare of the people by providing pension benefits in times of income loss or suspension from injury or death due to old age, illness or disability.

(1)	NPS’s Major Functions

•	Management and maintenance of records on insured persons

•	Imposition of pension contributions

•	Determination and disbursement of benefits

•	Consultation for old age planning, support for economic activities and fund lending

•	Welfare promotion businesses such as establishment and operation of welfare facilities

•	Lending to increase funds

•	Entrusted affairs under the National Pension Act or other statutes

•	Other matters entrusted by the Minister of Health and Welfare in relation to NPS

•	Management and operation of the National Pension Fund

(2)	NPS’s Financial Status

(Own businesses, Unit: KRW million)
Classification	End of 2015	End of 2014	End of 2013
Assets	1,004,027	917,236	861,788
Liabilities	1,094,974	1,013,576	965,311
Capital	-90,947	-96,340	-103,523
Revenue	15,769,090	14,333,688	13,637,200
Operating Income	24,083	26,152	27,778
Net Income	4,565	4,641	10,754

(3)	NPS’s (Acting) Chairman & CEO as of Filing Date

•	Won-Hee Rhee, Executive Director for Planning (Acting Chairman & CEO)

:	Department of nursing, Hanyang University / M.A. in health science, Seoul National University / Ph.D. in nursing, Hanyang University Head of Family & Health Division, Bureau of Health Policy of the Ministry of Health and Welfare (“MOHW”) (Deputy Bureau-Chief-Grade Official), Head of National Quarantine Station of the MOHW, Head of Bureau of Population and Child Policy, Office for Population Policy of the MOHW

ø	For further information regarding the above and other details on NPS, please see NPS’s website (http://www.nps.or.kr) and All Public Information In-One System (http://www.alio.go.kr).

For further details on the Offeror’s affiliates, please refer to the “IX. Information About Affiliates” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

G. Financial Statements for the Three Most Recent Fiscal Years

For the Offeror’s financial statements for the three most recent fiscal years, please refer to the “II. Financial Information, 1. Summary Financial Statements, 2. Consolidated Financial Statements and 4. Financial Statements” sections of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

H.	Information About Corporate Group of Which Offeror Is Member

(1)	Name of Corporate Group: KB Financial Group

(2)	Companies Belonging to the Corporate Group

As of the Filing Date, the corporate group of the Offeror consists of 36 companies in total (i.e., the holding company, 12 first-tier subsidiaries, 23 second-tier subsidiaries).

For further details on this Section, please refer to the “IX. Information About Affiliates” section of the Offeror’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

I.	Further Information Regarding Offeror

For further information regarding the Offeror, please refer to the Offeror’s Annual Reports on Form 20-F and Current Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission (www.sec.gov) from time to time.

2.	Broker or Intermediary of Tender Offer

A.	Name of Broker or Intermediary of Tender Offer and its Relationship with Offeror

Not applicable.

B.	Contents of Service Provided by Broker or Intermediary for Tender Offer

Not applicable.

C.	Material Interest of the Broker or Intermediary in Success of Tender Offer

Not applicable.

3.	Offeror’s Share Ownership Status and Transaction History of Target Company’s Shares

A.	Share Ownership Status of Offeror (including its Specially-Related Persons)

(As of the Filing Date)			(Unit: Shares, %)
Name	Relationship	Type of Shares	Number of Shares and Shareholding Ratio		Remarks
			Number of Shares	Shareholding Ratio
KB Financial Group Inc.	Offeror	Common	11,180,630	52.02	—
Jae-Jeong Yu	Officer	Common	50,960	0.24	—

Total	—	Common	11,231,590	52.26	—

B. Share Transaction History of Offeror (including its Specially-Related Persons) within Past One Year

Not applicable.

C.	Summary of Agreements Which Offeror is a Party to in respect to the Held Shares (if any)

Not applicable. However, the Offeror executed a comprehensive stock swap agreement with the Target Company on April 14, 2017. For details on the aforementioned stock swap, please refer to the Offeror’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (www.sec.gov) on April 14, 2017. Also, for further information necessary for making an investment decision, including information regarding the risks of investment, please refer to the Offeror’s Form CB, which will be furnished to the U.S. Securities and Exchange Commission (www.sec.gov) at a later date.

II. Information About Target Company

1.	Information About Target Company

A.	Target Company

(1)	Legal and Commercial Name of Target Company

KB Capital Co., Ltd. (“KB Capital”)

•	Change in name

Date	Before	After
October 26, 2007	Hanmi Capital Co., Ltd.	Woori Financial Co., Ltd.
March 20, 2014	Woori Financial Co., Ltd.	KB Capital Co., Ltd.

(2)	Date of Incorporation and Duration of Existence

•	September 11, 1989 (at the incorporation meeting of the former Hanmi Lease Company)

(3)	Address, Phone Number and Homepage of Head Office

•	Address: 295, Hyowon-ro, Paldal-gu, Suwon-si, Gyeonggi-do, Korea

•	Telephone number: 82-1544-1200

•	Website address: http://www.kbcapital.co.kr

(4)	Legal Basis for Business Operation

The Specialized Credit Financial Business Act

(5)	Major Business

The Target Company is engaged in the specialized credit financial business. Its major businesses include installment financing for automobiles and durable goods, facility rentals, household lending and corporate lending, among others.

For further details on this Section, please refer to the “II. Information About the Business” section of the Target Company’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

(6) Overview of Consolidated Subsidiaries

Not applicable.

(7)	Information About Affiliates

As of the Filing Date, the name of the corporate group of the Target Company is KB Financial Group, which consists of 36 companies in total (i.e., the holding company, 12 first-tier subsidiaries and 23 second-tier subsidiaries).

For further details on this Section, please refer to the “IX. Information About Affiliates, ga. Information About Affiliates” section of the Target Company’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

B.	History of Target Company

(1)	History of Major Activities

For information on this section, please refer to the “I. Information About the Company, 2. Company History, ga. History of Major Activities” section of the Target Company’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

(2)	Address of Head Office

The address of the Target Company’s head office is 295, Hyowon-ro, Paldal-gu, Suwon-si, Gyeonggi-do, Korea.

(3)	Significant Changes in Management

•	March 21, 2013 ~ March 19, 2014: Rok Hwang, Representative Director

•	March 20, 2014 ~ March 25, 2015: Jeong-Sik Oh, Representative Director

•	March 26, 2015 ~ present: Ji-Woo Park, Representative Director

(4)	Changes in Largest Shareholder

Pursuant to the Share Purchase Agreement executed between Woori Finance Holdings Co., Ltd., the former largest shareholder, and KB Financial Group Inc. on February 24, 2014, the largest shareholder of the Target Company was changed to KB Financial Group Inc. as of March 20, 2014.

(5)	Change of Corporate Name

•	October 26, 2007: Changed from Hanmi Capital Co., Ltd. to Woori Financial Co., Ltd.

•	March 20, 2014: Changed from Woori Financial Co., Ltd. to KB Capital Co., Ltd.

(6)	Mergers and Other Corporate Reorganizations

Not applicable.

C.	Share Capital and Number of Issued Shares

(1)	Share Capital and Par Value

•	As of the Filing Date, the Target Company’s share capital is KRW 107,460,640,000.

•	Par value: KRW 5,000 (nominal value)

(2)	Total Number of Issued Shares

(As of the Filing Date)			(Unit: Shares)
Classification	Type of Shares			Remarks
	Common	Preferred	Total
I. Total Number of Authorized Shares	100,000,000	0	100,000,000	—

II. Total Number of Shares Issued to Date	44,839,597	0	44,839,597	—

III. Total Number of Shares Reduced to Date	23,347,469	0	23,347,469	—

1. Capital Reduction	22,302,198	0	22,302,198	—
2. Share Retirement	1,045,271	0	1,045,271	—
3. Redemption of Redeemable Shares	0	0	0	—
4. Others	0	0	0	—

IV. Total Number of Issued Shares (II-III)	21,492,128	0	21,492,128	—

V. Number of Treasury Shares	0	0	0	—
VI. Number of Outstanding Shares (IV-V)	21,492,128	0	21,492,128	—

D. Current Status of Executive Officers

As of the Filing Date, the status of registered officers is as follows.

From December 31, 2016 to the Filing Date, there has been no change in the Target Company’s registered officers other than those provided below. For the status of non-registered officers, please refer to the “VIII. Information About Officers and Employees, 1. Current Status of Officers and Employees, (1) Current Status of Officers” section of the Target Company’s 2016 Business Report which was disclosed on the Data Analysis, Retrieval and Transfer System of the FSC (FSS) (dart.fss.or.kr) on March 31, 2017.

(As of the Filing Date)	(Unit: Shares)

		Month of Birth		Registered Officer				Number of Shares Owned		Term in Office	End of Term
Name	Gender		Position		Standing	Responsibility	Work Experience	Common	Preferred
Ji-Woo Park	Male	January 1957	Representative Director	Yes	Yes	CEO

General Manager, Investment Trust Product Division, Kookmin Bank

Executive Vice President, Online Channel Division, Kookmin Bank

Executive Vice President, Credit Card Business Group, Kookmin Bank

Executive Vice President, KB Kookmin Card

Executive Vice President, Customer Satisfaction Division, Kookmin Bank

Senior Executive Vice President (Acting President), Kookmin Bank

Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibility	Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Man-Kee Min	Male	November 1960	Outside Director	Yes	No	Outside Director

Senior Prosecutor, Trial Department 1, Seoul Central District Prosecutors’ Office

Legal Advisor, Seoul Metropolitan Government

(current) Professor, Sungkyunwan University Law School

(current) Member, Legal Interpretation Deliberation Committee, the Ministry of Government Legislation

Jong-Won Park	Male	May 1957	Outside Director	Yes	No	Outside Director	Auditor, Korean Finance Association / Korean Securities Association Director, Korean Association of Financial Engineering (current) Professor, School of Business Administration, University of Seoul

Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibility	Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Jung-Ho Seo	Male	March 1964	Outside Director	Yes	No	Outside Director	Vice President, Marketing Group, KEB Hana Bank CRO (Vice President), Hana Financial Group (current) Head, Research Division, Korea Institute of Finance
Yong-Soo Seok	Male	January 1955	Outside Director	Yes	No	Outside Director

Branch Manager, Yangpyeongdong/West Yeoido Branch, Kookmin Bank

Executive Vice President, West Daegu Division, Kookmin Bank

Executive Vice President, Central Region Division, Kookmin Bank

Senior Executive Vice President, HR Group, Kookmin Bank

Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibility	Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Young-Tae Park	Male	December 1961	Non-executive, Non-outside Director	Yes	No	Non-Executive, Non-Outside Director

Head, Marketing Division, Kookmin Bank

Head, Story Finance TFT, Kookmin Bank

Managing Director, Marketing & Synergy Planning Division, KB Financial Group

(current) Senior Managing Director, Information Security Division and Data Analytics Division, KB Financial Group

Jae-Jeong Yu	Male	May 1952	Executive Director	Yes	Yes	Audit Committee Member	Head, Planning Division and Audit Team, Cheil Citi Lease Managing Director, Sales Department 2, Cheil Citi Lease Executive Vice President, Sales Department, Citi Capital Representative Director, Hyosung Capital Representative Director, KT Capital and KT Rental Representative Director, Han Kook Capital	50,960

E. Shareholding Status of the Largest Shareholder and its Specially-Related Persons

(As of the Filing Date)			(Unit: Shares, %)
	Relationship with the Largest Shareholder	Type of Shares	Number of Shares and Shareholding Ratio		Remarks
Name			Number of Shares	Shareholding Ratio
KB Financial Group Inc.	The largest shareholder	Common	11,180,630	52.02	—
Jae-Jeong Yu	Registered officer	Common	50,960	0.24	—

Total		Common	11,231,590	52.26	—

F.	Financial Statements for the Three Most Recent Fiscal Years

(1)	Consolidated Financial Statements

Not applicable.

(2)	Separate Financial Statements

•	Summary Statements of Financial Position

28th period: As of December 31, 2016

27th period: As of December 31, 2015

26th period: As of December 31, 2014

Name of Company: KB Capital Co., Ltd.					(Unit: KRW)
Classification	End of 28th Period		End of 27th Period		End of 26th Period
Assets	—	—	—	—	—	—
Cash and cash equivalents	126,938,434,104	—	246,561,443,413	—	44,729,898,139	—
Available-for-sale financial assets	3,894,025,962	—	4,537,793,647	—	6,866,370,652	—
Investments in associates	5,693,239,040	—	9,481,190,403	—		—
Loans and receivables	7,019,722,445,284	—	5,156,593,829,246	—	3,886,462,868,723	—
Property, plant and equipment	18,792,963,721	—	16,953,311,453	—	18,210,922,920	—
Intangible assets	28,064,138,319	—	26,587,949,419	—	26,471,140,998	—
Investment in properties	1,328,884,888	—	1,328,884,888	—	1,328,884,888	—
Other assets	248,388,580,218	—	125,637,496,603	—	63,373,435,524	—

Total assets	—	7,452,822,711,536	—	5,587,681,899,072	—	4,047,443,521,844

Classification	End of 28th Period		End of 27th Period		End of 26th Period
Liabilities	—	—	—	—	—	—
Borrowings	280,000,000,000	—	344,660,000,000	—	360,000,000,000	—
Issued bonds	5,819,381,289,621	—	4,215,746,893,491	—	2,936,957,755,067	—
Provisions	506,496,420	—	408,897,066	—	992,880,107	—
Net defined benefit liabilities	2,159,293,520	—	5,799,737,886	—	6,352,045,875	—
Current income tax liabilities	15,862,178,016	—	6,621,379,611	—	1,682,491,906	—
Other financial liabilities	456,654,328,382	—	374,863,363,578	—	270,125,105,145	—
Other liabilities	35,570,349,891	—	29,395,643,831	—	21,586,063,569	—
Deferred income tax liabilities	36,088,164,094	—	30,876,820,570	—	21,075,648,320	—
Derivative liabilities	—	—	562,617,406	—	902,446,750	—

Total liabilities	—	6,646,222,099,944	—	5,008,935,353,439	—	3,619,674,436,739

Equity	—	—	—	—	—	—
Share capital	107,460,640,000	—	107,460,640,000	—	107,460,640,000	—
Hybrid bonds	249,425,800,000	—	99,742,700,000	—	—	—
Capital surplus	83,949,698,257	—	83,949,698,257	—	83,949,698,257	—
Accumulated other comprehensive profit (loss)	(4,868,096,832)	—	(4,822,731,311)	—	(5,182,341,150)	—
Retained earnings	370,632,570,167	—	292,416,238,687	—	241,541,087,998	—

Total equity	—	806,600,611,592	—	578,746,545,633	—	427,769,085,105

Total liabilities and equity	—	7,452,822,711,536	—	5,587,681,899,072	—	4,047,443,521,844

•	Summary Statements of Comprehensive Income

28th period: January 1, 2016 - December 31, 2016

27th period: January 1, 2015 - December 31, 2015

26th period: January 1, 2014 - December 31, 2014

KB Capital Co., Ltd.		(Unit: KRW)
Classification	28th Period	27th Period	26th Period
I. Operating income	127,449,218,497	82,308,674,879	43,178,332,500
1. Net interest income	246,635,492,557	195,371,258,315	180,992,296,913
Interest income	384,661,249,175	312,645,376,091	302,247,936,059
Interest expense	(138,025,756,618)	(117,274,117,776)	(121,255,639,146)
2. Net commission income	54,997,678,317	33,568,356,974	17,768,832,313
Commission income	64,980,106,406	38,912,433,129	20,686,052,781
Commission expense	(9,982,428,089)	(5,344,076,155)	(2,917,220,468)
3. Dividend income	995,510,835	1,003,238,166	189,411,655
4. Impairment loss from credit loss	(44,641,592,908)	(56,186,409,459)	(80,805,771,306)
5. General administrative expense	(93,009,820,244)	(70,789,535,657)	(64,796,564,319)
6. Other operating expense	(37,528,050,060)	(22,373,887,709)	(10,169,872,756)
II. Non-operating income (expense)	(3,796,395,485)	106,078,106	(374,725,607)
III. Profit before income tax	123,652,823,012	82,414,752,985	42,803,606,893
IV. Income tax expense	26,956,436,120	19,328,238,104	10,166,077,514
V. Profit for the period	96,696,386,892	63,086,514,881	32,637,529,379
VI. Other comprehensive income (expense)	(45,365,521)	359,609,839	(3,379,284,141)
1. Items not subsequently reclassified as net profit/loss	—	—	—
(1) Remeasurement of defined benefit plans	(312,397,888)	324,229,782	(3,441,907,844)
2. Items subsequently reclassified as net profit/loss		—	—
(1) Profit (loss) on valuation of sellable financial assets	(159,431,627)	(222,210,586)	606,922,075
(2) Profit (loss) on valuation of cash flow hedge	426,463,994	257,590,643	(544,298,372)
VII. Total comprehensive income	96,651,021,371	63,446,124,720	29,258,245,238
VIII. Earnings per share	—	—	—
1. Basic earnings per share	4,139	2,817	1,519
2. Diluted earnings per share	4,139	2,817	1,519

G.	Information About Corporate Group of Which Target Company Is Member

For information about KB Financial Group to which the Target Company belongs, please refer to “1. Information About Offeror and Its Specially-Related Persons, H. Information About Corporate Group of Which Offeror Is Member”.

2.	Trading Performance of Target Company’s Shares

					(Unit: KRW, Shares)
Classification		March 2017	February 2017	January 2017	December 2016	November 2016	October 2016
Monthly Share Price	Maximum	26,250	26,800	26,350	27,850	28,100	26,300
	Minimum	24,200	24,250	23,800	26,200	24,300	24,800
	Average	25,495	25,403	25,240	27,176	26,443	25,640
Monthly Trading Volume	Maximum	39,277	22,543	21,390	21,977	34,632	67,841
	Minimum	2,758	2,967	4,480	3,458	6,760	8,453

	Total	253,483	231,792	233,432	259,300	358,726	358,523

3.	Transactions between Offeror and Target Company

		(Unit: KRW millions)
Transaction Party	Details of Transaction	Date of Issuance	Date of Maturity	Interest Rate	Amount
KB Financial Group Inc.	Subscription of 299th private KRW-denominated bond-type hybrid capital securities	March 27, 2015	March 27, 2045	5.011%	50,000
KB Financial Group Inc.	Subscription of 320th private KRW-denominated bond-type hybrid capital securities	September 24, 2015	September 24, 2045	4.606%	50,000
KB Financial Group Inc.	Subscription of 343rd private KRW-denominated bond-type hybrid capital securities	March 29, 2016	March 29, 2046	4.396%	50,000
KB Financial Group Inc.	Subscription of 352nd private KRW-denominated bond-type hybrid capital securities	June 28, 2016	June 28, 2046	4.064%	50,000
KB Financial Group Inc.	Subscription of 367th private KRW-denominated bond-type hybrid capital securities	November 28, 2016	November 28, 2046	4.744%	50,000

III. Purpose of Tender Offer and Future Plan

1.	Purpose of Tender Offer

A.	Purpose, Background and Process of Tender Offer

The Offeror has been focusing on strengthening its non-banking business in order to become more competitive as a comprehensive financial group. To this end, it acquired 52.02% of the shares of the Target Company on March 20, 2014, gaining control and becoming its largest shareholder.

The Offeror and the Target Company have determined that, in light of an increasingly competitive business environment where traditional credit financing strategies can no longer be expected to yield sustained growth, in order for the Target Company to maximize its business & sales synergies with its affiliates, strategically expand into new overseas and domestic markets (such as the used car purchase financing market) and achieve increased competitiveness and sustained growth, it is necessary for the Target Company to become a wholly-owned subsidiary of the Offeror. Accordingly, after reviewing the aforementioned business synergies and their effects at their respective BOD meetings on April 14, 2017, the Offeror and the Target Company decided to engage in a comprehensive stock swap to make the Target Company a wholly-owned subsidiary of the Offeror.

<Overview of Stock Swap>

Legal Basis	Article 360-2 through Article 360-10 of the Commercial Code, Article 165-4 of the Financial Investment Services and Capital Markets Act (“FSCMA”), Article 62-2 of the Financial Holding Companies Act

Stock Swap Details

Pursuant to a comprehensive stock swap, shareholders of the Target Company will transfer common shares of the Target Company to the Offeror and, in exchange for such transfer, the Offeror will allocate newly issued shares or treasury shares of the Offeror to the shareholders of the Target Company.

*  As a result of the stock swap, the Offeror will own 100% of the shares of the Target Company.

Stock Swap Ratio	0.5201639 common shares of the Offeror per one common share of the Target Company

Date of Stock Swap	July 3, 2017 (expected)

For further details on the aforementioned stock swap, please refer to the Offeror’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (www.sec.gov) on April 14, 2017. Also, for further information necessary for making an investment decision, including information regarding the risks of investment, please refer to the Offeror’s Form CB, which will be furnished to the U.S. Securities and Exchange Commission (www.sec.gov) at a later date.

If the stock swap proceeds after the Tender Offer as planned, with such stock swap being approved by special resolution at the shareholders’ meeting of the Target Company in accordance with the Commercial Code and the Financial Holding Companies Act, the Target Company will become wholly owned by the Offeror as of July 3, 2017 and the Target Company will be delisted. Please note however that the timing of the stock swap and the delisting could change depending on, among other things, discussions with the FSS and the Korea Exchange.

The Offeror plans to undertake the Tender Offer and acquire additional shares from the shareholders of the Target Company, together with the contemplated stock swap, in order to secure an adequate number of shares for approval of the stock swap at the shareholders’ meeting and in order to provide the shareholders of the Target Company with an opportunity to dispose of their shares at the Tender Offer Price, which is inclusive of a premium compared to the current market price. By doing so, the Offeror intends to provide the shareholders of the Target Company with various opportunities to dispose of their shares in the Target Company, i.e., by tendering their shares in the Tender Offer and receiving a premium, by participating in the stock swap and receiving shares of the Offeror if the stock swap is approved, or by exercising their dissent and appraisal rights with respect to the proposed stock swap.

Neither the Offeror nor the Target Company is required to obtain any prior authorizations or approvals from the FSC or the Korea Fair Trade Commission in connection with the Tender Offer.

2.	Future Plan

A.	Future Plan

Through the Tender Offer and subsequently scheduled comprehensive stock swap, the Offeror plans to acquire 100% of the Target Company’s equity and make the Target Company its wholly-owned subsidiary. If the comprehensive stock swap is carried out as scheduled, the Target Company will be delisted.

By making the Target Company its wholly-owned subsidiary pursuant to the Tender Offer and the stock swap, the Offeror intends to establish a more efficient management system capable of responding more flexibly to external changes and to strengthen management efficiency through faster and more flexible decision making. In addition, as the Offeror has wholly-owned subsidiaries engaged in various financial service sectors including banking, credit cards, securities, real estate trust and life insurance, by adding the Target Company to its group of wholly-owned subsidiaries, the Offeror seeks to maximize synergies by facilitating collaboration between the Target Company and the other subsidiaries. In particular, the Offeror intends to continuously expand its non-banking businesses in order to effectively respond to the overall decline in net interest margin in the Korean banking sector resulting from the long-term low interest rates incidental to the prolonged global economic recession. At the same time, the Offeror intends to endeavor to generate stable profits at each of its subsidiaries.

As such, after making the Target Company its wholly-owned subsidiary, the Offeror intends to increase the competitiveness of the Target Company and, in turn, strengthen its non-banking businesses so that both the Target Company and the Offeror may become leading financial institutions in the Korean financial market.

B.	Plans With Respect to Shares Acquired in Tender Offer

The Offeror does not have any near-term plan to transfer any shares of the Target Company acquired through the Tender Offer to a third party and has not entered into any agreement with any third party regarding such a near-term transfer.

3.	Impact of Tender Offer on Target Company and Shares

A.	Relevant details if the Target Company will be newly subject to regulations under the Fair Trade Act after the Tender Offer to which regulations the Target Company had not been subject before the Tender Offer

Not applicable.

B.	Relevant details in case the shares for which the Tender Offer is being made may satisfy requirements for delisting from the relevant stock exchange after completion of the Tender Offer

Currently, the comprehensive stock swap has been approved by the BOD, and accordingly, the comprehensive stock swap procedures are underway. Therefore, after the Tender Offer, if the shareholders of the Target Company approve the comprehensive stock swap at the shareholders’ meeting (approval of the shareholders of the Offeror is not necessary as the Offeror satisfies the requirements for a small-scale stock swap), the Offeror will become the complete parent company of the Target Company and thus the shares of the Target Company will be delisted. The common shares of the Target Company will be delisted on the same day on which the common shares of the Offeror that have been issued as part of the stock swap become listed.

C.	Relevant details of any pending lawsuits, to which the Offeror or the Target Company is a direct party, that may affect a change of control or the Tender Offer

Not applicable.

IV. Terms of Tender Offer

1.	Class and Number of Shares Subject to Tender Offer

A.	Class and Number of Shares Subject to Tender Offer

Issuer	KB Capital Co., Ltd.
Type of Shares	Registered Common Share issued by KB Capital Co., Ltd.
Target Number of Shares	10,311,498 shares (47.98% of total issued shares)

Note 1) The Offeror will purchase all of the shares tendered, irrespective of the number of shares tendered.

Note 2) The Tender Offer Price will be paid in cash.

B. Information About Change in Shares Held by Offeror (including its Specially Related Persons and Joint Holders) after Completion of Tender Offer

	Shares Held as of Filing Date (A)		Shares Subject to Tender Offer (B)		Shares to Be Held Post Tender- Offer (A+B)
Name	Number (shares)	Ratio (%)	Number (shares)	Ratio (%)	Number (shares)	Ratio (%)
KB Financial Group Inc.	11,180,630	52.02	10,311,498 at a maximum	47.98	21,492,128 at a maximum	100.00

Total	11,180,630	52.02	10,311,498 at a maximum	47.98	21,492,128 at a maximum	100.00

Note) The number of shares held as of the Filing Date (A) is based on the number of shares held by the Offeror, excluding the number of shares held by Jae-Jeong Yu, a specially related person, and the number of shares to be held post Tender Offer (A+B) is based on the maximum number of shares including those shares held by specially related persons and joint holders.

2.	Terms of Tender Offer

A.	Number, Purchase Price and Payment Method Depending on Type of Target Share

Type of Shares	Tender Offer Price	Number of Shares to Be Purchased	Payment Method
Common Shares	KRW 27,500 per share	10,311,498 (at a maximum)	Cash

B.	Calculation of Tender Offer Price or Exchange Ratio

The Tender Offer Price of KRW 27,500 per share was calculated by applying a premium to the trading price of the shares of KB Capital.

The Tender Offer Price represents:

•	a 7.84% premium over the closing share price (KRW 25,500) on the business day immediately preceding April 17, 2017, which is the date of the public announcement of the Tender Offer

•	a 9.35% premium over the weighted arithmetic average share price (KRW 25,148) for the one month preceding April 17, 2017, which is the date of the public announcement of the Tender Offer

•	a 9.19% premium over the weighted arithmetic average share price (KRW 25,185) for the three months preceding April 17, 2017, which is the date of the public announcement of the Tender Offer

•	a 10.47% premium over the weighted arithmetic average share price (KRW 24,893) for the twelve months preceding April 17, 2017, which is the date of the public announcement of the Tender Offer

C.	Purchase of Tendered Shares

The Offeror will open a securities account with the Tender Offer Agent (as defined herein) in the Offeror’s name and purchase all of the tendered shares on May 19, 2017.

D.	Tender Offer Period

Commencement Date	April 17, 2017	26 days
Expiration Date	May 12, 2017

E.	Settlement Date, Settlement Method and Place

Settlement Date	May 19, 2017 (the “Settlement Date”)
Settlement Method

Upon completion of the Tender Offer, a notice of purchase with respect to the tendered shares will be sent to the address specified in the tender application of each shareholder (each, a “Shareholder”) who has validly tendered his shares.

The Tender Offer Price will be transferred to the applicable account opened with the Tender Offer Agent by each Shareholder on the Settlement Date.

The shares validly tendered in the Tender Offer will be transferred from the account of each Shareholder to the account of the Offeror on the Settlement Date.

	Location	Address
Settlement Place	Head office and branch offices of KB Securities Co., Ltd. (the “Tender Office Agent”)	Head office: 21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea Branch offices: Please refer to the list of KB Securities branches at the official website of KB Securities (www.hdable.co.kr).

Return of Tendered Shares	The tendered shares shall be withdrawn immediately, if (i) the Offeror (pursuant to Article 139, Paragraph 1 of the Enforcement Decree of the FSCMA, after the commencement of the Tender Offer) cancels or withdraws the Tender Offer, or (ii) a Shareholder takes the required action to withdraw its tendered shares from the Tender Offer. For instructions regarding withdrawal from the Tender Offer, please refer to Part V, Section 2.

F. Tax Matters

The Tender Offer Price will be transferred to the account opened by each Shareholder with the Tender Offer Agent; provided that a securities transaction tax at a rate of 0.5% and any other applicable taxes will be deducted or withheld therefrom.

Please note that since the Tender Offer is considered an over-the-counter (OTC) transaction, Shareholders who are resident individuals may be subject to capital gains tax under the Income Tax Act. Capital gains tax needs to be declared and paid directly by the applicable shareholder. Please refer to the relevant tax laws for details regarding whether or not capital gains tax will be imposed, the specific tax base and rate and the method of declaration and payment.

In the case of a non-resident Shareholder (including foreign corporations having no permanent establishment in Korea), the applicable law may require the Tender Offer Agent to withhold certain applicable capital gains taxes and surtaxes, unless (i) an applicable tax treaty provides the Shareholder with an exemption from such capital gains for the sale of shares and (ii) all actions necessary to qualify for such an exemption shall have been taken by the Shareholder.

Such non-resident shall bear the burden of proving whether the non-resident is subject to the exemption under a tax treaty and whether relevant actions have been taken and relevant documents are true and correct. In the case where the non-resident provides insufficient proof or fails to prove qualification, the Tender Offer Agent as withholding agent may not exempt the non-resident from withholdings.

G.	Governmental or Court Permit, License or Approval Required for Tender Offer

No governmental or court permits, licenses or approvals are required for the Offeror to acquire the Target Company’s shares.

H.	Amending Terms of Tender Offer

Subject to applicable law, the Offeror may amend the terms and conditions of the Tender Offer at any time on or prior to the last day of the tender offer period by filing an amendment to this Tender Offer Statement. However, as set forth in Article 136, Paragraph 3 of the FSCMA, the Offeror may not amend the terms and conditions of the Tender Offer if the amendment would do any of the following:

•	reduce the purchase price;

•	reduce the target number of shares;

•	extend the date for payment of the Tender Offer Price, with certain exceptions;

•	shorten the tender offer period; or

•	change the type of consideration to be given to Shareholders (except by adding an additional type of consideration which Shareholders can select).

3.	Withdrawal of Tender Offer (Exceptional Grounds)

Once the tender offer period commences, the Offeror may withdraw its Tender Offer only if a basis for withdrawal prescribed under Article 139, Paragraph 1 of the FSCMA and Article 150 of the Enforcement Decree of the FSCMA arises at any time on or prior to the expiration of the tender offer period. If the Tender Offer is withdrawn, public notice of such withdrawal, including an explanation of the basis for withdrawal, must be provided in at least two daily newspapers in Korea.

< Grounds for Withdrawal of Tender Offer>

•	The launch by a third party of a competing tender offer;

•	Death, dissolution or bankruptcy of Offeror;

•	Invalidation of any note or check issued by Offeror or suspension or prohibition of Offeror’s checking account transactions with a bank;

•	The occurrence of any of the following events with respect to the Target Company:

a. Merger, spin-off, spin-off followed by merger, comprehensive stock transfer or swap;

b. Transfer of all or a material part of the business or assets of the Target Company (transfer of business means any item described in Article 171, Paragraph 1 of the Enforcement Decree of the FSCMA);

c. Dissolution or bankruptcy of the Target Company;

d. Invalidation of any note or check issued by the Target Company;

e. Suspension or prohibition of any checking account transactions with a bank;

f. Delisting of the shares of the Target Company from the Korea Exchange;

g. Occurrence of a loss in an amount equal to 10/100 or more of the total assets as of the end of the fiscal year immediately preceding the event due to force majeure, war, accident, fire or any other calamity

4. Agreement to Purchase Target Company’s Shares other than by Means of Tender Offer

Not applicable. However, the Offeror executed a comprehensive stock swap agreement with the Target Company on April 14, 2017. For further details on the aforementioned comprehensive stock swap, please refer to the Offeror’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (www.sec.gov) on April 14, 2017. Also, for further information necessary for making an investment decision, including information regarding the risks of investment, please refer to the Offeror’s Form CB, which will be furnished to the U.S. Securities and Exchange Commission (www.sec.gov) at a later date.

V. Method of Tender and Matters relating to Tender Offer Procedure

1.	Method of Tender

Tender Offer Agent	Name	KB Securities Co., Ltd.
	Head Office Address	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea
Method of Tender	A person intending to participate in the Tender Offer must receive the Tender Offer Circular prior to his tender pursuant to Article 137 of the FSCMA.

Note 1) Any investor intending to participate in the Tender Offer must receive the Tender Offer Circular prior to his tender and must affix his signature on the certificate of receipt.

Note 2) If an investor fails to receive the Tender Offer Circular or to affix his signature on the certificate of receipt, his participation in the Tender Offer will be prohibited.

Note 3) A hard copy of the Tender Offer Circular will be available at the head office and branches of KB Securities Co., Ltd., the Tender Offer Agent.

Note 4) In this Tender Offer, any tender made via phone call, fax, internet or on-line is prohibited. Therefore, the Tender Offer Circular cannot be received in electronic form.

Note 5) However, if the procedures for use of an electronic document as set forth in Article 137, Paragraph 3 of the FSCMA are followed, the Tender Offer Circular may be received in electronic form.

Note 6) The applicable statutory provisions relating to the delivery of the Tender Offer Circular are as follows:

FSCMA Article 137 (Preparation and Public Notice of Tender Offer Circular)

(1) A tender offeror (including a tender offer agent; hereafter the same shall apply in this Article) shall, when he/she intends to purchase securities through the tender offer, prepare a circular for such tender offer (hereinafter referred to as “tender offer circular”) in a manner prescribed by Presidential Decree, submit it to the Financial Services Commission and an exchange on the public notice date of tender offer, and keep it at a place designated by Ordinance of the Prime Minister in order to make it available to the public for inspection. In this regard, the proviso to Article 134 (2) shall apply mutatis mutandis.

(2) No tender offer circular shall contain a description different from the one stated in the relevant tender offer statement or omit any description therein.

(3) No tender offeror shall purchase stocks, etc., before and unless he/she delivers a tender offer circular in conformity with paragraph (1) to a person who intends to sell such stocks, etc. subject to the tender offer. In this regard, the tender offer circular shall be deemed delivered when it satisfies all the following requirements, if it is to be delivered by means of electronic document under Article 436:

1. The addressee of the electronic document shall consent to receive the tender offer circular by means of electronic document;

2. The addressee of the electronic document shall designate the kind of electronic transmission medium and the place for receiving the electronic document;

3. The addressee of the electronic document shall confirm his/her receipt of the electronic document; and

4. The contents of the electronic document shall be identical with those of the relevant written tender offer circular.

1. Registered Shareholders holding registered shares of KB Capital:

•       The Shareholder should first open a trust account with the Tender Offer Agent and deposit the relevant shares in such account. Then the Shareholder should submit a tender application and obtain written confirmation of his tender.

2. Beneficial Shareholders holding registered shares of KB Capital:

•       If the relevant shares are deposited in the Tender Offer Agent’s trust account or securities account, the shareholder should submit a tender application to the Tender Offer Agent and obtain written confirmation of his tender.

•       If the relevant shares are deposited in a securities account with a securities firm other than the Tender Offer Agent, the Shareholder must open an account with the Tender Offer Agent and deposit the relevant shares in that account. The shareholder must then submit a tender application to the Tender Offer Agent and obtain written confirmation of his tender.

•       If the shares are deposited in a trust account with the [former] KB Investment & Securities Co., Ltd., the Shareholder must open an account with KB Securities Co., Ltd., the Tender Offer Agent, in his name and deposit his shares in that account. The Shareholder must then submit a tender application to the Tender Offer Agent and obtain written confirmation of his tender.

•       If the shares are with a tax deductible or tax exempt savings account at a securities company other than the Tender Offer Agent, please inform such securities company of your intent to tender the shares. On the expiration date of the Tender Offer, such securities company shall collect details of all such requests to tender and submit the tender applications and a summary of the tender status of each tendering Shareholder to the Tender Offer Agent.

3. Once your KB Capital shares are tendered and transferred to the account of the Tender Offer Agent, they cannot be withdrawn, except as described below in Part V, Section 2.

4. For the documents necessary to open an account with the Tender Offer Agent, please visit a branch of KB Securities Co., Ltd. near you. In addition, you may also open an account without visiting a branch by using KB Securities’ smart (non-face-to-face) account opening service (www.hdable.co.kr).

5. For Shareholders not residing in Korea, the Shareholder must instruct its standing proxy (e.g. a trustee bank) to open an account with the Tender Offer Agent and submit a tender application on the Shareholder’s behalf.

6. Tendering Shareholders must make their tender in person (by visiting a branch) (or through a standing proxy in the case of Shareholders not residing in Korea) and bring their identity confirmation documents with them. Tenders may not be made via telephone, fax, on-line or other methods.

* Identity Confirmation Documents:

a. Individual: Resident registration card or driver’s license

b. Corporation: Business registration certificate

c. Foreign Investor: Certificate for registration of foreign investment

7. For Shareholders not residing in Korea (including foreign corporations without a permanent establishment in Korea), applicable Korean law may require the Tender Offer Agent to withhold certain applicable capital gains taxes and surtaxes, unless (i) applicable tax treaties exempt the shareholder(s) from such capital gains and (ii) all actions necessary for such exemptions have been taken by the shareholder(s).

•       For Shareholders not residing in Korea (including foreign corporations without a permanent establishment in Korea) eligible for exemption from applicable capital gains taxes and surtaxes, such Shareholder should submit: (i) an application for tax-exemption on non-resident’s Korean source income provided under the Korea Tax Treaty (Form 29-2(2) of the Enforcement Rules of the Income Tax Act); (ii) a residence certificate issued by the competent authority of the beneficiary’s resident country; and (iii) any other documents supporting acquisition costs (if available).

•       For Shareholders who do not reside in Korea (including foreign corporations without a permanent establishment in Korea) and are not eligible for exemption from applicable capital gains taxes and surtaxes, such Shareholder should submit documents supporting acquisition costs only (if available).

8. Tender applications will be accepted only until 4:00 p.m. (Korea time) on the expiration date of the tender offer period (May 12, 2017).

9. The tendering Shareholder must file the tender application in his real name in accordance with the Act on Real Name Financial Transactions and Confidentiality. Otherwise, the application will be null and void in its entirety.

10. Notice of purchase – After the expiration date of the tender offer period and prior to the Settlement Date, the Tender Offer Agent will send to the tendering Shareholder a notice of purchase containing information such as the status of tender, number of shares to be purchased or returned, and other matters necessary for the settlement.

	Location	Address
Place for Filing Tender Application	Head office and branches of KB Securities Co., Ltd.	• Head office: 21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea • Branch offices: Please refer to the list of KB Securities branches at the official website of KB Securities (www.hdable.co.kr).

2.	Method of Withdrawing Tender by Shareholder

Any Shareholder who has tendered his KB Capital shares may withdraw such tender, in whole or in part, at any time prior to the end of the tender offer period. In the event that a Shareholder has withdrawn his tender, such Shareholder will not be liable to Offeror for any compensatory or liquidated damages.

If any Shareholder wishes to withdraw his tender, such Shareholder must submit a certificate confirming the submission of a tender application and a written statement of withdrawal of the tender to the head office or a branch office of the Tender Offer Agent where the Shareholder had filed the tender application, by no later than 4:00 p.m. (Korea time) on May 12, 2017, the expiration date of the tender offer period.

If any Shareholder withdraws his tender, the prohibition on withdrawal of the KB Capital shares deposited into the account established for the Tender Offer shall be lifted with respect to such shares without delay on the date of such tender withdrawal application.

3.	Particulars on Tender Offer Agent

A.	Name

KB Securities Co., Ltd.

B.	Scope of Tender Offer Agent’s Role

•	To prepare, report and file the Tender Offer Statement and any other relevant documents necessary for this Tender Offer;

•	To prepare, distribute, and make available to the public the Tender Offer Circular;

•	To make public announcements in connection with the Tender Offer;

•	To receive tender applications from tendering shareholders of the Target Company, and to receive and keep the tendered shares for the Tender Offer;

•	To manage individual Shareholders’ accounts opened with the Tender Offer Agent in connection with the Tender Offer;

•	To return the tendered share certificates to tendering Shareholders who withdraw their tender applications;

•	To return the tendered share certificates to tendering Shareholders in the event that the Offeror withdraws the Tender Offer;

•	To settle the payment for the Offeror as a proxy; and

(a) To transfer the tendered shares to the account of the Offeror

(b) To make payments to each account of the tendering Shareholders

•	To send out notifications to tendering Shareholders and to perform other duties necessary in connection with the Tender Offer.

C.	Address of Head Office/Branch Offices and Phone Numbers

Head Office: 21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea

•	Tel. No.: +82-1588-6611

•	Homepage: http://www.hdable.co.kr

Branch Offices: Please refer to the list of KB Securities branches at the official website of KB Securities (www.hdable.co.kr).

VI. Sources and Uses of Funds

1.	Breakdown of Uses of Funds

(Unit: KRW)
Tender Offer Price (A)	Cash	Maximum of KRW 283,566,195,000
	Securities	-
Commission (B)	KRW 250,000,000
Miscellaneous Costs (C)	Approximately KRW 40,000,000
Total (A+B+C)	Cash	Maximum of KRW 283,856,195,000
	Securities	-

Note 1) The Tender Offer Price and the Commission were calculated based on the assumption that the Offeror will purchase the maximum purchasable number of shares (10,311,498 shares).

Note 2) Miscellaneous costs include public announcement, printing, distribution and other related costs, which are subject to change in the future.

2.	Breakdown of Sources of Funds

A.	Cash Required for Tender Offer

Sources of Funds	Own Funds (A)	-
	Borrowings (B)	KRW 284,500,000,000
	Others (C)	-
	Total (A+B+C)	KRW 284,500,000,000

Funds in Financial Institution Accounts	Balance of Deposits	Name of Financial Institution	Amount	Remark
		Kookmin Bank	KRW 284,500,000,000
		Total	KRW 284,500,000,000
	Plan for Withdrawal and Use of Funds	The Tender Offer settlement price has been deposited with Kookmin Bank on April 14, 2017 and necessary measures have been taken to ensure that the settlement price may not be withdrawn prior to the Settlement Date of the Tender Offer.

Note) The Offeror has deposited a sufficient amount of funds to settle the Tender Offer Price, as well as the “Commission” and “Miscellaneous Costs.”

B.	Breakdown of Borrowings

Funding Method	Working Capital Loans
Amount	KRW 284.5 billion
Interest Rate	2.15~2.54%
Date of Borrowing	April 14, 2017
Borrowing Period	1 year

Note) The above borrowing is expected to be repaid through an issuance of corporate debentures.

C.	Securities Necessary for Tender Offer

Not applicable.

VII. Description of Prior Discussion with Offeror

The Offeror, the largest shareholder of the Target Company, wishes to conduct this Tender Offer to acquire the shares of the Target Company. Immediately prior to the filing of this Tender Offer Statement, the Offeror notified the Target Company and its representative director of the purpose, objective and overview of the Tender Offer contemplated herein. This Tender Offer is commenced at the initiative of the Offeror and any and all decisions made in connection with this Tender Offer are made by the responsible officers and employees of the Offeror.

1.	Prior Consultation Between Offeror and Target Company

The Offeror and the Target Company have determined that, in light of an increasingly competitive business environment where traditional credit financing strategies can no longer be expected to yield sustained growth, in order for the Target Company to maximize its business & sales synergies with its affiliates, strategically expand into new overseas and domestic markets (such as the used car purchase financing market) and achieve increased competitiveness and sustained growth, it is necessary for the Target Company to become a wholly-owned subsidiary of the Offeror. Accordingly, after reviewing the aforementioned business synergies and effects at their respective BOD meetings on April 14, 2017, the Offeror and the Target Company decided to engage in a comprehensive stock swap to make the Target Company a wholly-owned subsidiary of the Offeror.

Please refer to “III. Purpose of Tender Offer and Future Plan” for the purpose, backgrounds and procedures and plans in connection with this Tender Offer, which is being carried out together with the comprehensive stock swap intended to integrate the Target Company as a wholly-owned subsidiary of the Offeror.

2.	Conflict of Interest between Offeror and Shareholders, Officers or Employees of Target Company

The Offeror is the largest shareholder of the Target Company and there is no conflict of interest between the Offeror and the shareholders, officers or employees of the Target Company in connection with this Tender Offer.